UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, October 2026

Commission File Number 001-43366

CBAK ENERGY TECHNOLOGY LIMITED

(Translation of registrant’s name into English)

BAK Industrial Park, Meigui Street

Huayuankou Economic Zone, Dalian City

Liaoning Province, People’s Republic of China 116450

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

As previously disclosed, on April 30, 2026, CBAK Energy Technology Limited (formerly CBAK Energy Technology, Inc.) (the “Company”) received a notice from the Listing Qualifications staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share.

On October 5, 2026, the Company received a letter from Nasdaq notifying the Company that, for the 13 consecutive business days from September 16, 2026 through October 2, 2026, the closing bid price of the Company’s ordinary shares had been at US$1.00 per share or greater. Accordingly, Nasdaq determined that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and the matter is now closed.

In connection with the Company’s redomicile, the Company’s ordinary shares were substituted for its common stock effective June 24, 2026. The Company’s ordinary shares continue to trade on the Nasdaq Capital Market under the ticker “CBAT.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2026	CBAK ENERGY TECHNOLOGY LIMITED

	By:	/s/ Jiewei Li
Jiewei Li
Chief Financial Officer